Exhibit 99.1

April 26, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section NASDAQ (Ticker Symbol: KPFS)

Inquiries:	Ichiro Yasuda, General Manager of General Affairs Division

Telephone number:	+81 (0)3 3829 3210

Notice on Resignation of Director

Pepper Food Service Co., Ltd. (the “Company”) hereby announces the resignation of a director as described below, effective April 30, 2019.

1. Resigning Director

Name	Title
Takashi Tsuchiyama	Director Corporate Planning Promotion Office

2. Date of Resignation

April 30, 2019

3. Reasons for Resignation

Personal reasons

4. Other

Even after the resignation of this director, the Company still meets the requirements for the number of directors as stipulated by laws, regulations, and the Articles of Incorporation.

End